UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   August 10, 2005                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------


   HALO TO USE FUGRO TO PERFORM AIRBORNE MAGNETOMETER AND EM SURVEY AT DUPORT

VANCOUVER, BRITISH COLUMBIA, AUGUST 10, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) IS PLEASED TO ANNOUNCE that it has commissioned Fugro Airborne Surveys to carry out a helicopter-supported airborne magnetometer and EM survey totaling 2,400 line km on the Duport Property located 60 km west of Kenora, Ontario.

The geophysical survey will include detailed coverage of the Duport deposit and related gold showings in the vicinity of Duport as well as high resolution coverage of regional gold targets located on the property.

The objectives of the program will be to:

     1. Locate and delineate extensions to and define parallel zones in proximity to the Duport deposit;
     2. Cost effectively discover new gold targets associated with regional structures that include the Duport, Stevens Island and Sirdar deformation zones which are known to contain significant gold mineralization;
     3. Help guide the Phase II drill program toward targets considered to have potential for the discovery of high-grade ounces. Drill holes targeting the south Main Lens at Duport from the recently completed Phase I program intersected 20.02 G/T AU OVER A CORE LENGTH OF 3.96 M in Hole 05-02 and 7.37 G/T AU OVER A CORE LENGTH OF 2.74 M in Hole 05-17;
     4. Efficiently maintain the large area landholdings in good standing with respect to assessment requirements.

Previous operators at Duport carried out only limited exploration on additional targets such as the Golden Reef and Sirdar Peninsula gold showings. These zones offer attractive targets for the discovery of additional ounces located only a short distance from Duport. The preponderance of clustered gold showings spatially associated with the Stevens Island sub-volcanic complex is compelling evidence for the existence of major gold mineralization along strike of and at depth at Duport.

Regional, well-developed shear zones that contain high-grade gold values, as observed at Duport remain virtually untested along their northern and southern extensions. On the northern portion of the property, the auriferous Duport Deformation Zone intersects a prominent east-west trending lineament that hosts the historic Crown Point Mine. The area where these two structures intersect represents an exciting satellite target for the high resolution airborne EM and magnetometer survey. An anomalous airborne response associated with this target will be aggressively followed-up for drill testing.

The geophysics program will employ a DIGHEM electromagnetic (EM) system, designed and manufactured by Fugro, with 5 frequencies and multi-coil geometry. The DIGHEM EM system has the widest range of frequencies in the industry and provides the interpretation benefits that can only be realized by a system


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employing both horizontal coplanar and transmitter-receiver  coil-pairs. A total of ten EM channels of information will be sampled at 0.1 second intervals or approximately 4 metres along the survey line, with a time constant of 0.2 seconds.

A Scintrex CS-2 or Geometrics G822 cesium magnetometer with a sampling interval of 0.1 seconds and an in-flight sensitivity of 0.01 nT, will be utilized. The magnetometer will perform continuously in areas of high magnetic gradient with the ambient range of the sensor approximately 20,000 - 100,000 nT.

The detailed, high resolution survey will be flown at 50- and 100 line spacings in order to:

     1. Effectively map out anomalous sulphide concentrations within areas showing contrasting lithologies and structural complexity;
     2.   Outline  extensions  to  known   mineralization,   particularly  those
          parallel to and along strike to the north and south of Duport;
     3.   Geometrically define the gold targets more accurately.

The geophysical survey is currently underway and is expected to be completed by August 15, 2005.

ADDITIONAL INFORMATION

For additional information on the Duport Property, please see the Technical Report on the Duport property, Northwestern Ontario, Canada, dated November 8, 2004, filed on SEDAR at WWW.SEDAR.COM.

HALO RESOURCES LTD. is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, an advanced stage gold project; BACHELOR LAKE, a gold exploration project; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

Website: WWW.HALORES.COM

ON BEHALF OF THE BOARD

"Marc Cernovitch"
President & CEO




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For more information contact:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Toll Free: 1-866-841-0068
MCERNOVITCH@HALORES.COM


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THEY GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ACHIEVED. CERTAIN RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S OPERATIONS INCLUDE POLITICAL, ECONOMIC, ENVIRONMENTAL AND GEOLOGICAL ISSUES, INCLUDING BUT NOT LIMITED TO, THE CONTINUED NEED FOR ADDITIONAL CAPITAL, THE COMPETITION WITHIN THE MINING INDUSTRY, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE BRITISH COLUMBIA SECURITIES COMMISSION.


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